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Exhibit 99.1

AUTONOMY CORPORATION PLC ANNOUNCES RESULTS FOR
YEAR ENDED DECEMBER 31, 2002

Full Year Adjusted Net Profits up 32% from 2001

Autonomy's fourth quarter conference call will be available live on the World Wide Web at
www.autonomy.com on Monday, January 27, 2003 at 9:30 a.m. BST/4:30 a.m. EST/1:30 a.m. PST

        SAN FRANCISCO, California and CAMBRIDGE, England—January 27, 2003—Autonomy Corporation plc (Nasdaq: AUTN, LSE: AU., Nasdaq Europe: AUTN), a global leader in infrastructure software for the extended enterprise, today reported financial results for the fourth quarter and year ended December 31, 2002.

Financial Highlights

	Three Months Ended			Twelve Months Ended
	Dec. 31, 2002	Sept. 30, 2002	Dec. 31, 2001	Dec. 31, 2002	Dec. 31, 2001
	(unaudited)			(unaudited)	(audited)
Results in US$ ($000's except per share)
Revenues	$13,168	$11,546	$13,480	$50,961	$52,594
Gross profit	12,991	11,250	12,852	50,027	50,688
Gross profit margin	99%	97%	95%	98%	96%
Adjusted net profit*	$1,798	$1,419	$1,829	$7,973	$6,060
Adjusted EPS*
—basic	$0.01	$0.01	$0.01	$0.06	$0.05
—diluted	$0.01	$0.01	$0.01	$0.06	$0.05

*
Adjusted net profit and EPS, which are unaudited, exclude translational foreign exchange gains and losses, impairment of equity investments and associated tax effects for all periods.

Full Year 2002 Corporate Highlights

  •
  Full year adjusted net profit increases 32% from 2001

  •
  Twelfth consecutive quarter of profitability

  •
  Average selling price increases 6% in 2002 to $380,000 from $360,000 in 2001

  •
  OEM program on track with almost all major new product wins in the sector, including EDS, Citrix and ATG, and expanded relationships with Computer Associates, Vignette and BEA

  •
  Gross margins remain high at 98%

  •
  Blue chip wins during 2002 include U.S. Department of Homeland Security, ARM, Boeing, British American Tobacco, European Commission, Harrah's, Hewitt Associates, Omnitel Vodafone, PacifiCorp, Telecom Italia Learning Services, U.S. Department of Education and various U.S. intelligence agencies

  •
  Blue chip repeat business during 2002 included the BBC, Astra Zeneca, AT&T, Ericsson, Ford, General Motors, Hutchison 3G, Philip Morris, Philips, Siemens, Sun Microsystems, UK Ministry of Defense, U.S. Defense Intelligence Agency, U.S. Department of Defense and various U.S. intelligence agencies

  •
  Commenced share repurchase program, purchasing 5.0 million shares for cancellation

  •
  R&D increases 10% from 2001

Fourth Quarter 2002 Corporate Highlights

  •
  Revenues and profits in line with consensus

  •
  Q4 2002 revenues increase 14% from Q3 2002

  •
  Cash generated from operations of $6.1 million before share repurchase program

  •
  Gross margins remain high at 99%

  •
  Blue chip fourth quarter wins include the BBC, Canon, LaFarge, Singapore Parliament, Silicon Graphics, Omnitel Vodafone, Safeway, Lloyds TSB, the Defense Intelligence Agency and various other U.S. security agencies

  •
  Average selling price remains firm at $390,000

  •
  Cash collection extremely strong with more than $17 million collected in Q4 2002

  •
  DSOs decrease to 100 days

        Commenting on the results, Dr. Mike Lynch, group CEO of Autonomy said, "In a year which has seen many in the IT sector experience significant difficulty, we are pleased to be able to announce Autonomy's increasing profitability. Q4 2002 was our twelfth consecutive quarter of profitability, virtually unmatched in the IT industry. During Q4 revenues and profits increased from Q3 2002. Similarly, Autonomy's adjusted net profits for 2002 increased 32% from 2001, whilst at the same time Autonomy continued to invest in R&D, increasing 10% year-on-year. Autonomy has continued to generate cash, and is using that newly generated cash to conduct its share buyback to further increase shareholder value."

        Dr. Lynch continued, "In a marketplace characterized by uncertainty and delay, Autonomy has extended its leadership, brought the benefits of automation to enterprises throughout the world, maintained profitability and generated cash. We continue to remain confident about our prospects, particularly given the ongoing demand from large corporate and government clients buying into our established and new product suites. Our demonstrable ROI enables us to clearly distinguish ourselves in the marketplace. During the year our OEM program delivered excellent results with almost all major new product wins in the sector.

        During the year Autonomy demonstrated its dominance of the Intelligence market by achieving the key infrastructure wins in the arenas of Homeland security and Intelligence systems for over 30 intelligence related and classified organizations in the U.S. Such important systems were procured after extensive trials conducted by organizations with considerable expertise in the area. We are now seeing this dominance extend to a number of overseas countries and Autonomy is rapidly becoming the de facto standard for such systems.

        In 2002 we pushed our technology into new applications areas, becoming the content back bone for new third-generation mobile telephone systems for Hutchinson 3G and video-management technologies for leading players such as the BBC. Also during the year our voice and telephony products saw uptake in areas from Intelligence to CRM and have now been sold in a number of languages.

        During the year we increased our R&D spend and remain well placed operationally and financially to take advantage of any change in business climate. At the end of another successful year, the company is well positioned to exploit the opportunities presented by the markets."

Fourth Quarter and Full Year 2002 Financial Highlights

        Revenues for the fourth quarter totalled $13.2 million, up 14.0% from $11.5 million for the third quarter of 2002, and down 2.3% from $13.5 million for the fourth quarter of 2001. U.S./Asia Pac revenues of $5.7 million were 43% of total revenues and U.K./European revenues totalling $7.5 million were 57% of total revenues in the fourth quarter of 2002. Revenues for 2002 totalled $51.0 million, down 3.1% from $52.6 million for 2001.

        Gross profits for the quarter were $13.0 million, up 15.5% from $11.3 million in the third quarter of 2002, and up 1.1% from $12.9 million in the fourth quarter of 2001. Fourth quarter gross margins were 99%, compared to 97% in the third quarter of 2002 and compared to 95% in the fourth quarter of 2001. Gross profits for 2002 were $50.0 million, down 1.3% from $50.7 million in 2001. Gross margins in 2002 were 98%, compared to 96% in 2001.

        Adjusted net profit for the fourth quarter of 2002 was $1.8 million, or $0.01 per diluted share, compared to adjusted net profit of $1.4 million, or $0.01 per diluted share, for the third quarter of 2002 and compared to adjusted net profit of $1.8 million or $0.01 per diluted share, for the fourth quarter of 2001. Adjusted net profit for 2002, was $8.0 million, or $0.06 per diluted share, compared to adjusted net profit of $6.1 million, or $0.05 per diluted share, for 2001. Adjusted net profit and earnings per share excludes translational foreign exchange gains and losses, impairment of equity investments and associated tax effects for all periods.

        Net profit for the fourth quarter of 2002 was $0.9 million, or $0.01 per diluted share, compared to net profit of $0.7 million, or $0.01 per diluted share, for the third quarter of 2002 and compared to net profit of $2.0 million or $0.02 per diluted share, for the fourth quarter of 2001. Net profit for 2002 was $6.1 million, or $0.05 per diluted share, compared to net profit of $9.4 million, or $0.07 per diluted share, for 2001.

        Autonomy generated $6.1 million from operations in the quarter. Cash balances were $160.6 million, before giving effect to Autonomy's share repurchase program. During the quarter Autonomy continued its share repurchase program, purchasing for cancellation 3,825,036 shares at an average price of £1.61 per share, and purchasing 433,823 shares held within its Employee Benefit Trust at an average price of £1.14 per share. During the year Autonomy purchased for cancellation 4,980,286 shares at an average price of £1.52 per share, and purchasing 697,073 shares held within its Employee Benefit Trust at an average price of £1.10 per share.

        Accounts receivable days sales outstanding fell to 100 days for the fourth quarter of 2002, compared to 134 days for the third quarter of 2002. Receivables for the fourth quarter were $14.7 million compared to $17.2 million for the third quarter of 2002 and were $14.2 million at the end of 2001. Deferred revenues were $8.7 million gross ($5.0 million net) at December 31, 2002, compared with $7.7 million gross ($3.3 million net) at September 30, 2002, and compared with $9.1 million gross ($3.2 million net) at December 31, 2001.

Product Sales

        Autonomy's infrastructure technology has been adopted by enterprises to process information across all internal and external data sources. During the quarter, major new wins included: Canon, LaFarge, Singapore Parliament, European Commission, El Mundo, Nature Publishing, Silicon Graphics, Kronos Incorporated and Safeway. Repeat business from existing customers, such as the BBC, Omnitel Vodafone, Lloyds TSB, the U.K. National Health Service, Forbes, the Greek Army, the Swiss Army, Fujitsu and the Defense Intelligence Agency various other U.S. security agencies accounted for approximately 30% of revenue for the quarter.

Strategic Partnerships and OEMs

        Autonomy's OEM Program was ahead of targets during the year, with the addition of 19 new OEM agreements in 2002. During the year Autonomy achieved virtually all new major OEM product wins in the sector, including EDS, Citrix and ATG, and expanded relationships with Computer Associates, Vignette and BEA. OEM-derived revenues for the fourth quarter of 2002 of $2.2 million accounted for approximately 20% of revenues, compared to $2.3 million for the third quarter of 2002.

Q4 Corporate Developments

        During the fourth quarter Autonomy was recognized in multiple ways for its market leadership and unmatched technology.

        Giga Information Group identified Autonomy as the leading pattern-recognition technology in the market and a crucial component of future adaptive workplace solutions in a recent report. Forrester Research's TechStrategy(TM) Report, "Grading Search Platform Hopefuls" lauded Autonomy as the market leader, and credited Autonomy for its successful marketing strategy, market share, and relationships with technology providers and its sophisticated security. Finally, Gartner Dataquest noted that Autonomy is continuing to grow its global market share in the information access software category, and has further strengthened its #1 position as fastest growing company in this sector over the past four years.

        During 2002, Delphi Group recognized Autonomy as the market leader in advanced search and classification technology, as well as being the industry leader in developing and delivering advanced taxonomy and classification technology.

About Autonomy Corporation plc

        Autonomy Corporation plc (Nasdaq: AUTN; Nasdaq Europe: AUTN; LSE: AU.) is a global leader in infrastructure software for the enterprise. Autonomy's technology powers applications dependent upon unstructured information including e-commerce, customer relationship management, knowledge management, enterprise information portals, enterprise resource planning and online publishing. Autonomy's customer base includes more than 575 global companies, including AstraZeneca, BAE Systems, Ford, Ericsson, General Motors, Lucent, Royal Sun Alliance, Sun Microsystems and public sector agencies including the U.K. Government's Department of Trade and Industry, the United States Department of Defense, NASA and the United States Department of Energy. Strategic reseller and OEM partners include leading companies such as ATG, BEA, Business Objects, Computer Associates, Hewlett Packard, IBM Global Services, Oracle, Vignette and Sybase. The company has offices in North America, Europe, Asia and Australia and is on the Web at www.autonomy.com.

Caution Concerning Forward-Looking Statements

        With the exception of historical information, the matters set forth in this news release are forward-looking statements that involve risks and uncertainties. A number of important factors could cause actual results to differ materially from those in the forward-looking statements. These factors include, among others, technology risks, including dependence on core technology; fluctuations in quarterly results; dependence on new product development; rapid technological and market change; reliance on sales by others; management of growth; dependence on key personnel; rapid expansion; growth of the Internet; financial risk management; and future growth subject to risks. These factors and other factors which could cause actual results to differ materially are also discussed in the company's filings with the United States Securities and Exchange Commission, including Autonomy's Annual Report on Form 20-F and Registration Statements on Form F-1.

        Autonomy and the Autonomy logo are registered trademarks or trademarks of Autonomy Corporation plc. All other trademarks are the property of their respective owners.

Financial Media Contacts: Ian Black, Director of Corporate Communications Autonomy Corporation plc +44 (0)1223 448 000	Analyst and Investor Contacts: Sushovan Hussain, Chief Financial Officer Autonomy Corporation plc +44 (0)1223 448 000
Edward Bridges Financial Dynamics +44 (0)20 7831 3113	Edward Bridges Financial Dynamics +44 (0)20 7831 3113

AUTONOMY CORPORATION plc

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)

	Three Months Ended			Twelve Months Ended
	Dec. 31, 2002	Sept. 30, 2002	Dec. 31, 2001	Dec. 31, 2002	Dec. 31, 2001
	(Unaudited)			(Unaudited)	(audited)
Revenues	$13,168	$11,546	$13,480	$50,961	$52,594
Cost of revenues	(177)	(296)	(628)	(934)	(1,906)

Gross profit	12,991	11,250	12,852	50,027	50,688
Operating expenses:
Research and development	(2,577)	(2,401)	(2,594)	(9,186)	(8,339)
Sales and marketing	(7,262)	(6,409)	(7,179)	(29,197)	(31,656)
General and administrative	(1,925)	(1,606)	(1,587)	(6,473)	(7,622)
Provision for doubtful accounts	(616)	(474)	(477)	(1,969)	(1,005)
Gain (loss) on foreign exchange	338	(413)	309	139	5,106

Total operating expenses	(12,042)	(11,303)	(11,528)	(46,686)	(43,516)

Profit (loss) from operations	949	(53)	1,324	3,341	7,172
Interest income, net	1,293	1,312	1,408	5,120	6,444
Impairment of equity investments	(1,148)	(450)	—	(1,943)	(268)

Profit before income taxes and share of loss of associated company and minority interest	1,094	809	2,732	6,518	13,348
Benefit (provision) for income taxes	174	(93)	(627)	243	(3,897)
Share of loss of associated company and minority interest	(381)	(36)	(60)	(634)	(85)

Net profit	$887	$680	$2,045	$6,127	$9,366

Basic earnings per share	$0.01	$0.01	$0.02	$0.05	$0.07

Diluted earnings per share	$0.01	$0.01	$0.02	$0.05	$0.07

Weighted average ordinary shares outstanding	124,756	127,214	127,046	126,716	127,155
Weighted average ordinary shares outstanding, assuming dilution	125,597	127,759	128,403	127,610	127,263

The accompanying notes are an integral part of these financial statements

AUTONOMY CORPORATION plc

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

	As at
	Dec. 31, 2002	Sept. 30, 2002	Dec. 31, 2001
	(Unaudited)		(audited)
ASSETS
Current assets:
Cash and cash equivalents	$147,472	$148,055	$143,604
Accounts receivable, net of allowances for doubtful accounts of $3,218, $2,793 and $2,833 as of Dec. 31, 2002, Sept. 30, 2002, and Dec. 31, 2001, respectively	14,698	17,204	14,159
Prepaid expenses and other current assets	6,148	5,934	2,943
Deferred tax asset	626	684	522

Total current assets	168,944	171,877	161,228
Property and equipment	4,780	4,628	3,955
Less accumulated depreciation	(2,698)	(2,476)	(1,717)

Property and equipment, net	2,082	2,152	2,238
Intangible assets, net	836	762	156
Goodwill, net	4,849	4,719	4,389
Equity and other investments, net	1,398	2,159	2,312
Deferred tax asset	386	—	150

TOTAL ASSETS	$178,495	$181,669	$170,473

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	$2,933	$2,102	$1,437
Taxes payable, including corporation tax	—	(74)	3,092
Accrued expenses	5,955	5,938	7,987
Deferred revenue	5,039	3,301	3,190

Total current liabilities	13,927	11,267	15,706
Shareholders' equity:
Ordinary shares(1)	637	657	661
Additional paid-in capital	147,657	157,506	158,487
Treasury stock, at cost	(1,290)	(414)	—
Retained earnings	9,322	8,434	3,195
Other accumulated comprehensive income (loss)	8,242	4,219	(7,576)

Total shareholders' equity	164,568	170,402	154,767

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$178,495	$181,669	$170,473

(1)
At December 31, 2002, 600,000,000 ordinary shares of nominal value 1/3 pence each authorized, 122,609,095 issued and outstanding; as of September 30, 2002, 600,000,000 ordinary shares of nominal value 1/3 pence each authorized, 126,425,193 issued and outstanding; as of December 31, 2001, 600,000,000 ordinary shares of nominal value 1/3 pence each authorized, 127,254,612 issued and outstanding.

The accompanying notes are an integral part of these financial statements

AUTONOMY CORPORATION plc

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Three Months Ended			Twelve Months Ended
	Dec. 31, 2002	Sept. 30, 2002	Dec. 31, 2001	Dec. 31, 2002	Dec. 31, 2001
	(Unaudited)			(Unaudited)	(audited)
Cash flows from operating activities:
Net profit	$887	$680	$2,045	$6,127	$9,366
Adjustments to reconcile net profit to net cash, provided by operating activities:
Depreciation and amortization	284	324	386	1,147	2,207
Share of loss of associated company and minority interest	381	36	60	634	85
Impairment of equity investments	1,148	450	—	1,943	278
Equity investments received for non-cash consideration	(150)	—	—	(975)	—
Provision for doubtful accounts	616	474	477	1,969	1,005
Deferred tax	(521)	225	(133)	(314)	(666)
Share-based compensation	—	—	—	—	(197)
Foreign currency movements	(338)	413	(309)	(139)	(5,106)
Changes in operating assets and liabilities:
Accounts receivable	1,893	(593)	(2,383)	(1,818)	6,404
Prepaid expenses and other current assets	(343)	(723)	(150)	(1,783)	(2,246)
Deferred revenues	1,814	126	27	1,856	(2,507)
Accounts payable	1,014	323	(1,149)	877	(798)
Accrued expenses	(609)	(1,233)	323	(6,252)	(1,467)

Net cash provided by (used in) operating activities	6,076	502	(806)	3,272	6,358

Cash flows from investment activities:
Purchase of equipment	(61)	(84)	(99)	(517)	(1,754)
Purchase of intangibles	(157)	—	—	(908)	(54)
Purchase of investments	—	—	(289)	—	(383)

Net cash used in investing activities	(218)	(84)	(388)	(1,425)	(2,191)

Cash flows from financing activities:
Purchase of company shares	(10,565)	(2,573)	—	(13,138)	—
Proceeds from issuance of shares, net of issuance costs	27	5	80	994	729

Net cash provided by (used in) financing activities	(10,538)	(2,568)	80	(12,144)	729

Effect of foreign exchange on cash and cash equivalents	4,097	2,236	(1,458)	14,165	1,218
Net increase (decrease) in cash and cash equivalents	(583)	86	(2,572)	3,868	6,114
Beginning cash and cash equivalents	148,055	147,969	146,176	143,604	137,490

Ending cash and cash equivalents	$147,472	$148,055	$143,604	$147,472	$143,604

Supplemental disclosure of cash flow information:
Income taxes paid	$(9)	$(535)	$(2,885)	$(2,144)	$(6,099)

The accompanying notes are an integral part of these financial statements

AUTONOMY CORPORATION plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—UNAUDITED

1.    Basis of presentation

        The accompanying consolidated financial statements of Autonomy Corporation plc ("Autonomy" or "the Company") have been prepared in conformity with United States generally accepted accounting principles, consistent in all material respects with those applied in the Company's financial statements for the year ended December 31, 2001, included in the Company's Annual Report on Form 20-F filed with the United States Securities and Exchange Commission although the Consolidated Financial Statements do not include all information and footnotes required by US GAAP. The quarterly information and twelve months ended December 31, 2002 information are unaudited, but reflect all normal adjustments which are, in the opinion of management, necessary to provide a fair statement of results and the Company's financial position for and as at the periods presented. The results of operations for the three and twelve months ended December 31, 2002, are not necessarily indicative of the operating results for future operating periods. The interim financial statements should be read in connection with the audited Consolidated Financial Statements and the notes thereto for the year ended December 31, 2001, and the risk factors as set forth in the Form 20-F. The financial information set out above does not comprise the Company's statutory accounts. Statutory accounts for the financial year ended December 31, 2001, have been delivered to the Registrar of Companies. The auditors' report on those accounts was unqualified and did not contain any statement under section 237(2) or (3) of the Companies Act 1985.

2.    Geographical information

	Three months ended
	Dec. 30, 2002	Sept. 30, 2002	Dec. 31, 2001
	(Unaudited)
Revenue by country ($000,s):
US	$5,267	$6,828	$5,256
UK/Europe	7,506	4,261	7,212
Rest of World	395	457	1,012

Total	$13,168	$11,546	$13,480

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  Exhibit 99.1
AUTONOMY CORPORATION PLC ANNOUNCES RESULTS FOR YEAR ENDED DECEMBER 31, 2002
AUTONOMY CORPORATION plc CONSOLIDATED STATEMENTS OF OPERATIONS (in thousands, except per share amounts)
AUTONOMY CORPORATION plc CONSOLIDATED BALANCE SHEETS (in thousands, except share data)
AUTONOMY CORPORATION plc CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands)
AUTONOMY CORPORATION plc NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—UNAUDITED